UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-31238

TREND MICRO KABUSHIKI KAISHA
(Exact name of registrant as specified in its charter)

TREND MICRO INCORPORATED
(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower 1-1, Yoyogi 2-chome Shibuya-ku, Tokyo 151-0053, Japan +81-3-5334-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

Trend Micro Kabushiki Kaisha (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on July 6, 1999, the date that its registration statement on Form F-1 (File No. 333-10486) (the “Form F-1”) was declared effective by the Securities and Exchange Commission (the “Commission”).

The Registrant has filed or submitted all reports required under Exchange Act section 13(a) and 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 required to be disclosed under this Item in July 1999 pursuant to the Form F-1.

Item 3. Foreign Listing and Primary Trading Market

The Registrant has maintained a listing of its common stock on the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan. The TSE constitutes the primary trading market for the Registrant’s common stock.

The Registrant’s common stock was initially listed on the TSE on August 17, 2000. The Registrant has maintained a listing of its common stock on the TSE for at least the 12 months preceding the filing of this Form.

During the 12-month period beginning May 31, 2006 and ending May 31, 2007, 99.3889422% of trading in the Registrant’s common stock occurred in Japan. The trading market for the Registrant’s common stock in Japan is larger than the trading market for the Registrant’s common stock in the United States as of the same 12-month period.

Item 4. Comparative Trading Volume Data

The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning May 31, 2006 and ending May 31, 2007 to meet the requirements of that rule provision.

During this 12-month period, the average daily trading volume (“ADTV”) of the Registrant’s common stock in the United States (including off-exchange and on-exchange transactions) was 5,760 shares and the ADTV of the Registrant’s common stock on a worldwide basis (not including off-exchange transactions) was 868,985 shares.

For the same 12-month period, the ADTV of the Registrant’s common stock in the United States as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis was:

0.6628422%

The Registrant delisted its common stock from The Nasdaq Stock Market LLC effective May 31, 2007. As of May 31, 2007, the ADTV of the Registrant’s common stock in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis (not including off-exchange transactions) for the preceding 12-month period was:

0.6628422%

The Registrant has not terminated a sponsored American depositary receipt facility regarding its common stock.

The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Registrant published the noticed, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on April 26, 2007. The notice was disseminated in the United States through PR Newswire, a wire service. A copy of the notice was submitted to the Commission as Exhibit 2 to the Registrant’s Form 6-K submitted on April 26, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://us.trendmicro.com/us/about/financeinfo/index.html.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Trend Micro Kabushiki Kaisha has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Trend Micro Kabushiki Kaisha certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: June 27, 2007

TREND MICRO KABUSHIKI KAISHA

By:	/s/ MAHENDRA NEGI
	Name:	Mahendra Negi
	Title:	Chief Operating Officer; Chief Financial Officer; IR Officer